UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from                                          to

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.

(Exact Name of Registrant as specified in its charter)

Not  Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077
Email: alon@ictsintl.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: Common Stock
Name of each exchange on which registered: OTCQB
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.01 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,433,333.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐          NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐          NO ☐

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,404	$64,668
Restricted cash	1,238	2,858
Bank deposits	30,200	18,083
Accounts receivable, net	86,855	68,335
Prepaid expenses and other current assets	9,582	7,689
Total current assets	164,279	161,633

Deferred tax assets, net	1,908	1,223
Investments	347	277
Deposits with customers	1,416	1,454
Restricted cash	1,741	1,795
Property and equipment, net	4,867	4,666
Operating leases right of use assets	12,060	13,138
Goodwill	712	633
Other Assets	1,109	963
Total assets	$188,439	$185,782

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Financial institutions payable	$14,376	$3,181
Accounts payable	7,330	6,716
Accrued expenses and other current liabilities	52,564	50,815
Value added tax (VAT) payable	9,773	9,138
Income tax and other taxes payable	4,882	4,464
Operating lease liabilities, current	4,509	4,876
Total current liabilities	93,434	79,190

Operating lease liabilities, non current	7,769	8,296
Other liabilities	11,822	13,966
Total liabilities	113,025	101,452

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTERESTS	89,622	90,737

SHAREHOLDERS' DEFICIT:
Common stock, 0.01 Euro par value;
150,000,000 shares authorized as of June 30, 2025 and December 31, 2024;
37,433,333 shares issued and outstanding as of June 30, 2025 and
December 31, 2024	426	426
Additional paid-in capital	38,600	38,600
Accumulated deficit	(43,751)	(35,672)
Accumulated other comprehensive loss	(8,126)	(8,367)
Treasury shares	(1,518)	(1,518)
Non controlling interest in subsidaries	161	124
Total shareholders' deficit	(14,208)	(6,407)
Total liabilities and shareholders' deficit	$188,439	$185,782

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2025	June 30, 2024

Revenue	$255,440	$233,559
Cost of revenue	228,004	199,229
GROSS PROFIT	27,436	34,330
Operating expenses:
Research and development	6,954	7,173
Selling, general and administrative	30,984	32,188
Total operating expenses	37,938	39,361
OPERATING LOSS	(10,502)	(5,031)
Other income, net	618	1,098
LOSS BEFORE INCOME TAX EXPENSE	(9,884)	(3,933)
Income tax expense (benefit)	(441)	349
NET LOSS	(9,443)	(4,282)
Net income attributable to non-controlling interests	(1,364)	459
NET LOSS ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(8,079)	$(4,741)

BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO ICTS
INTERNATIONAL N.V. PER SHARE

Net loss attributable to ICTS International N.V.	$(8,079)	$(4,741)

Basic weighted average number of shares	37,433,333	37,433,333

Net loss per share attributable to ICTS International N.V. - basic	$(0.22)	$(0.13)

Diluted weighted average number of shares	37,433,333	37,433,333

Net income (loss) per share attributable to ICTS International N.V. - diluted	$(0.22)	$(0.13)

COMPREHENSIVE LOSS
Net loss	$(9,443)	$(4,282)
Other comprehensive income - translation adjustments	(267)	339
Unrealized income (loss) on derivative instruments	508	(123)
Comprehensive loss	$(9,202)	$(4,066)
Comprehensive income (loss) attributable to non controlling interests	(1,314)	903
COMPREHENSIVE LOSS ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$(7,888)	$(4,969)

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other		Non	Total
	Common Stock		Paid - In	Accumulated	Comprehensive	Treasury	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Stock	Interest	Deficit

BALANCE AT DECEMBER 31, 2023	37,433,333	19,186	17,818	(31,440)	(8,117)	(1,518)	1,468	$(2,603)
Net loss	-	-	-	(4,741)	-	-	-	(4,741)
Translation adjustment	-	-	-	-	338	-	-	338
Unrealized losses on derivatives instruments	-	-	-	-	(123)	-	-	(123)
Dividend to AU10TIX Technologies B.V shareholders	-	-	-	-	-	-	(170)	(170)
Exercise of options - AU10TIX Technologies B.V	-	-	2,022	-	-	-	(2,022)	-
Stock based compensation - AU10TIX Technologies B.V	-	-	-	-	-	-	443	443
BALANCE AT JUNE 30, 2024	37,433,333	19,186	19,840	(36,181)	(7,902)	(1,518)	(281)	(6,856)
Net income	-	-	-	509	-	-	(10)	499
Reduce of nominal value shares	-	(18,760)	18,760	-		-	-	-
Translation adjustment	-	-	-	-	(485)	-	-	(485)
Unrealized gains on derivatives instruments	-	-	-	-	20	-	-	20
Stock-based compensation - AU10TIX Technologies B.V.	-	-	-	-	-	-	415	415
BALANCE AT DECEMBER 31, 2024	37,433,333	426	38,600	(35,672)	(8,367)	(1,518)	124	(6,407)
Net loss	-	-	-	(8,079)	-	-	(52)	(8,131)
Translation adjustment	-	-	-	-	(267)	-	-	(267)
Unrealized losses on derivatives instruments	-	-	-	-	508	-	-	508
Stock-based compensation - AU10TIX Technologies B.V.	-	-	-	-	-	-	89	89
BALANCE AT JUNE 30, 2025	37,433,333	$426	$38,600	$(43,751)	$(8,126)	(1,518)	$161	$(14,208)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the “Company”) operate in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The Corporate segment does not generate revenue and contains primarily non-operational expenses. The Airport Security segment provides security services primarily to airport authorities and airlines, predominantly in Europe. The Other Aviation Services segment provides services primarily to airlines and airport authorities in the United States of America. The Authentication Technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

NOTE 2 – BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2025 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2025 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2025.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2025	2024

Receivable from the German authorities (*)	393	350
Income tax receivable	1,475	2,123
Interest from bank deposits	582	459
Value Added Tax (VAT) receivable	515	404
Prepaid uniforms	883	814
Prepaid insurance	968	576
Prepaid licenses and training	693	685
Prepaid rent	573	412
Derivative assets - foreign currency contracts	775	5
Other	2,725	1,861
	$9,582	$7,689

1.
In Germany, the employees are eligible for payroll support. The Company paid its German employees their full salary and subsequently, the Company is reimbursed by the German government for the payroll support amount.

NOTE 4 – INVESTMENTS

A summary of investments in unconsolidated subsidiaries and affiliates as of June 30, 2025, and December 31, 2024 is as follows:

		June 30,		December 31,
		2025		2024
	Measurement Method	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Manuka, Inc. (Previously Artemis Therapeutics, Inc.) (1)	Measurement alternative	$-	Less than 1%	$-	Less than 1%
Mesh Technologies, Inc. (2)	Measurement alternative	36	Less than 1%	36	Less than 1%
Arrow Ecology & Engineering Overseas (1999) (3)	Equity method	-	22.6%	0	22.6%
GreenFox Logistics LLC. (2)	Measurement alternative	100	Less than 1%	100	Less than 1%
SardineAI Corp. (2) (4)	Measurement alternative	8	Less than 1%	8	Less than 1%
Silver Circle One (2)(5)	Measurement alternative	78	Less than 1%	58	Less than 1%
Justt Fintech Ltd (previously Acrocharge Ltd) (2)	Measurement alternative	50	Less than 1%	50	Less than 1%
Bring it On Games Ltd (2)	Measurement alternative	50	Less than 1%	-	-
Nilus OS Ltd (2)	Measurement alternative	25	Less than 1%	25	Less than 1%
Total investments in unconsolidated subsidiaries and affiliates		$347		$277

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

1.
The market value of the Company’s investment in MNKA as of June 30, 2025 and December 31, 2024, is $0 and $0, respectively. As the MNKA share price is low, the number of shares that are being traded is thin and as MNKA still does not have any material revenue or profitable operations, the Company previously determined that the value of the investment is impaired and accordingly, valued the investment at zero.

2.	Private, closely held company, with no active market for the investment. Therefore, the Company applies the measurement alternative and measures the investment at cost minus impairment.

3.
The investment includes few types of shares representing 22.6% of Arrow’s equity and shareholders loans of $4,146 which were purchased for a total amount of $1,750. The Company suspended its use of the equity method for this investment in 2023 after its investment balance was reduced to zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2027. Some Directors, managers and shareholders of Arrow are related parties of the Company.

4.	On January 2023, the Company sold approximately 85% of its investment for a total amount of $756.

5.
A capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $100 in a collective investment fund while as of June 30, 2025, the Company invested a total amount of $78.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	June 30,	December 31,
	2025	2024

Office, equipment and facilities	$7,974	$6,440
R&D capitalization costs	3,469	3,396
Vehicles	2,198	2,127
Leasehold improvements	2,632	2,596
	16,273	14,559
Less: accumulated depreciation and amortization	11,406	9,893
Total property and equipment, net	$4,867	$4,666

Depreciation and amortization expense are $1,106 and $1,199 for the periods ended June 30, 2025 and 2024, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 6 - FINANCIAL INSTITUTIONS PAYABLE

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7,500. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% and a minimum annual interest charge of $60. As of June 30, 2025 and December 31, 2024, the Company’s outstanding debt under the credit facility is $1,987 and $0 and the unused available amount of the line is $ 5,513 and $7,500, respectively.

Europe

The Company has a factoring arrangement in Sweden to provide it with up to 4,000 SEK ($421 as of June 30, 2025) in borrowings. As of June 30, 2025 borrowings under the agreement bear interest of 5.0% and are subject to annual extension by the financial institution. The factoring agreement is secured by accounts receivable of the Swedish subsidiary. As of June 30, 2025, and December 31, 2024, the Company had 1,244 SEK and 2,212 SEK ($131 and $201 as of June 30, 2025 and December 31, 2024) respectively, under the factoring facility.

In November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1,000 ($1,172 as of June 30, 2025). The interest rate is determined by the bank at the time the loan is taken. The loan agreement was renewed in November 2024. As of June 30, 2025 and December 31, 2024 the outstanding balances regarding those loans are €1,000 and €0 ($1,172 and $0), respectively.

In December 2023, an agreement with the same commercial bank was signed, to provide loans up to €1,500 ($1,758 as of June 30, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are taken. During the periods ended June 30, 2025 and 2024 the loans taken ranged between €500 and €1,500 ($586 and $1,758 as of June 30, 2025) with interest rates between 4.25% and 5.25% and for periods of three to six months.  As of June 30, 2025 and December 31, 2024 the outstanding balances were €502 and €1,000 ($588 and $1,041 as of June 30, 2025 and December 31, 2024), with interest rate of 4.25% and 5.25%, respectively.

In June 2024, the Company signed a factoring agreement with a commercial bank for an unlimited period. According to the agreement, the Company factors certain accounts receivable related to invoices issued to certain customers up to the amount of €11,650 ($13,654 as of June 30, 2025). The amounts can be used only for payroll related costs in Germany. The company is being charged fees until the collection date equal to Euribor plus 3.0%. The Company was also subject to a 1.5% fee at the signing date of the agreement. As of June 30, 2025 and December 31, 2024, the outstanding balance were €8,955 and €1,863 ($10,499 and $1,939 as of June 30, 2025 and December 31, 2024), respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 6 - FINANCIAL INSTITUTIONS PAYABLE (CONTINUED)

The Following table summarizes the different loans mentioned above and are reflected in the Company’s financial liabilities:

	Maximum Availability as of June 30, 2025 *	Debt Balance as of June 30, 2025	Interest rate as of June 30, 2025	Maximum Availability as of December 31, 2024 *	Debt Balance as of December 31, 2024	Interest rate as of December 31, 2024
Line of Credit	$7,500	$1,987	7.0%	$7,500	$-	7.1%
Loan	1,172	1,172	2.7%	1,041	-	3.2%
Revolving Loans	1,758	589	4.3%	1,561	1,041	4.0%
Factoring	421	131	5.0%	363	201	5.3%
Factoring	13,658	10,497	4.9%	12,123	1,939	5.9%
Total	$24,509	$14,376	**5.0%	$22,588	$3,181	**5.2%

* Maximum availability is subject to terms and conditions according to the agreements with the different financial institutions.
** Weighted average

In March 2024 the Company signed a non-recourse factoring agreement with a commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3,000 ($3,517 as of June 30, 2025). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. The agreement was in place until April 2025. In March 2025 the agreement was extended for one year and the facility was increased up to €4,000 ($4,689 as of June 30, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The Company is also subject to a 0.2% fee for every factored invoice issued under the agreement and with interest equal Euribor plus 0.60% (2.58% as of June 30, 2025) until the date the payment is anticipated.

NOTE 7 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2025	2024
Accrued payroll and related costs	$29,635	$27,150
Accrued vacation	14,235	9,817
Deferred revenue	4,134	3,527
Advanced payments from a customer	-	4,783
Commitment to purchase shares from directors and officers	1,017	1,518
Other	3,543	4,020
Total accrued expenses and other current liabilities	$52,564	$50,815

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 8 – OTHER LIABILITIES

Other liabilties are as follows:

	June 30,	December 31,
	2025	2024
Deferred wage tax and social security (1)	$5,805	$7,227
Deferred VAT (1)	3,911	4,858
Severance pay liability	2,106	1,881
Total other liabilities	$11,822	$13,966

(1)          Deferred VAT and deferred wage tax relate to measurements taken by the Dutch government, where they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021, to be paid in 60 instalments starting October 2022.

NOTE 9 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the “Agreement”) with TPG Lux 2018 SC I, S.a.r.l (“TPG”), according to which AU10TIX issued 3,000,000 Series A Preferred Shares (“Series A Shares”) to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX. Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. (“Oak”), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares (“Series A-1 Shares” and together with Series A Shares – “the Preferred Shares”) to Oak for a subscription price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis of $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

On June 28, 2021, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

Following the modification and extinguishment of the Preferred Shares and the reclassification of the Series A-1 Shares in 2021, the Company adjusted the carrying value of the redeemable non-controlling interests by $9,057, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10,102 and $1,045, respectively. Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests due to their Exit Rights described below and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the completion of the sales and purchases contemplated on June 28, 2021: (i) ICTS owned 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owned 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owned 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan, which was increased in February 2023 up to 1,000,000 Class A Ordinary Shares.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 9 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan. In February 2023, the option plan was increased to up to 1,000,000 Class A Ordinary Shares. In April 2024, 241,000 and in July 2025 additional 258,125 options were exercised into shares.

In consideration of the benefits to Oak increasing its shareholding and GF becoming a shareholder, AU10TIX provided certain customary warranties to Oak and GF concerning AU10TIX and its business. In addition, AU10TIX agreed to be primarily liable to Oak and GF for any breaches by TPG of its customary fundamental warranties given to Oak and GF (including that TPG owns AU10TIX Series A Preferred Shares being sold to Oak and GF); provided, that, TPG has agreed to indemnify and hold AU10TIX harmless for any losses incurred by AU10TIX in relation to such fundamental warranties given by TPG.

The Preferred Shares Rights

The SHA and the Articles (as amended by the Deed of Amendment) provide for the following material matters in respect of the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of AU10TIX:

General: The New Series A Preferred Shares are entitled to one vote per share and rank equally with the Ordinary Shares in regards to dividends. The Ordinary Shares are divided into two classes: Class A Ordinary Shares and Class B Ordinary Shares, which rank equally as to dividends. The Class A Ordinary Shares are entitled to one vote per share. The Class B Ordinary Shares are entitled to three votes per share and may only be held by ICTS and its permitted transferees.

Liquidation Preference: the holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a (i) sale, initial public offering, which term includes certain business combinations with a SPAC (an “IPO”), merger, consolidation or reorganization, which results in a change of control of AU10TIX, and (ii) winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the Ordinary Shares, to receive the greater of: (a) US$26.4583 per share, subject to adjustments for certain events affecting the capital of AU10TIX (the “Starting Price”) plus all accrued but unpaid dividends in respect of the New Series A Preferred Shares, less all dividends previously paid on the New Series A Preferred Shares, and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares. The Ordinary Shares rank equally in liquidation.

Conversion Rights: The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of AU10TIX) (a “Qualifying IPO”). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

Anti-Dilution Protection: The SHA contains customary broad-based weighted average anti-dilution protection whereby if further shares are issued by AU10TIX at a price per new security that is less than the Starting Price, then the Series A Holders shall be entitled to receive additional Class A Ordinary Shares (at no further cost) on a weighted-average basis reflecting the value of the equity in AU10TIX, based on the subscription price paid in the new issue of securities.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 9 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Transfers: Subject to certain customary exceptions, including a transfer to a permitted transferee, any shareholder (other than TPG, Oak and GF) wishing to transfer any of the shares held by it shall first offer such shares to each shareholder holding 3% or more of AU10TIX’s outstanding share capital at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

New Issuances: Subject to certain customary exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital has the right to participate in any new issuance of securities by AU10TIX.

Information Rights: Subject to certain exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital is entitled to receive certain financial information regarding AU10TIX including budgets, annual and quarterly accounts and details of any third party offer for the stock or assets of AU10TIX, as well as certain inspection rights.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), AU10TIX is required to use reasonable endeavors to facilitate a sale of AU10TIX within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including ICTS) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that the board of directors of AU10TIX shall be constituted by up to six directors: (i) four of whom will be appointed by the holder of a majority of the Class B Ordinary Shares (i.e., currently ICTS); (ii) one of whom will be appointed by Oak (for so long as Oak holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX); and (iii) one of whom will be appointed by GF (for so long as GF holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX). As a general matter, the board of AU10TIX is able to pass resolutions by a simple majority, subject to the consent rights of the Preferred Majority set out below.

Preferred Majority Consent Rights: For as long as the Series A Holders hold, in the aggregate, at least 25% of the New Series A Shares Preferred Shares on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX, the consent of the Preferred Majority is required for the following actions (i) amending the SHA or the Articles in a manner that would adversely affect the rights, preferences or privileges of the New Series A Preferred Shares; (ii) issuing new securities ranking senior to or pari passu with the New Series A Preferred Shares; (iii) making of any dividend or distribution other than a dividend or distribution that is pro rata to the Series A Holders and the holders of the Ordinary Shares; (iv) redeeming any Ordinary Shares; (v) incurring debt in excess of 4.0x AU10TIX’s consolidated EBITDA in the 12-month period ending on the last day of the month preceding the month in which the debt was incurred; (vi) consummating an IPO other than a Qualifying IPO; (vii) making certain changes to the size of AU10TIX’s board; (viii) making any fundamental change in the nature of the business of AU10TIX and its subsidiaries; (ix) entering into related party transactions, unless such transaction is commercially reasonable and on an arm’s-length basis; and (x) either amending AU10TIX’s existing stock option plan or creating a new stock option plan to allow for the issuance of more than 500,000 additional Class A Common Shares.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 9 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Tag Rights: Following completion of the procedures on transfers set out above, each Series A Holder holding 3% or more of AU10TIX’s outstanding shares will have the right to participate proportionately in any third-party share sale by another shareholder other than a Series A Holder (subject to certain customary exceptions).

Drag Rights: AU10TIX has the right to drag other shareholders into an exit event subject to certain requirements being satisfied (including either (i) holders of New Series A Shares receiving the greater of: (a) the Starting Price and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares, in each case with the approval of the Board, the Preferred Majority and the holders of a majority of the shares or (ii) a minimum value per New Series A Share of 150% of the Starting Price approved by the Board and holders of a majority of the shares, in each case subject to adjustments for certain events affecting the capital of AU10TIX) in relation to such exit transaction.

Termination: The SHA terminates upon (i) the agreement of AU10TIX, the Preferred Majority and a majority of the holders of the Ordinary Shares or (ii) the closing of a Qualifying IPO.

Tax Matters: AU10TIX is required to provide the Series A Holders with certain customary information for U.S. federal tax reporting purposes.

Confidentiality and Public Announcements: The SHA provides for customary confidentiality protections and limitations on public announcements without consent.

The RRA provides the Series A Holders (and in certain cases the holders of the Class B Ordinary Shares) with a limited number of customary long-form and short-form demand registration rights, shelf registration rights and the right to participate under certain conditions if AU10TIX determines to register its shares. In addition, AU10TIX has undertaken to (i) take certain actions to facilitate the rights of the parties under the RRA; (ii) provide customary indemnification; (iii) not agree to further registration rights superior to those granted under the RRA; and (iv) limit issuances of its shares under certain circumstances set out in the RRA.

Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities senior to or pari passu with the New Series A Preferred Shares for so long as the holders of the New Series A Preferred Shares on June 28, 2021 (or their transferees in accordance with the terms of the Shareholders Agreement) continue to collectively hold at least 25% of such number (appropriately adjusted for certain corporate events) of New Series A Preferred Shares. In addition, each shareholder holding in excess of 3% of AU10TIX’s outstanding shares has the right to participate in any new issuance of securities by AU10TIX, subject to customary exceptions.

The following table sets forth for the movement in the redeemable non-controlling interests:

	Period Ended,
	June 30,	December 31,
	2025	2024

Balance as of the beginning of the year	$90,737	$93,521
Net Income (Loss)	(1,351)	331
Dividend from AU10TIX	-	(3,078)
Other Comprehensive Income - Translation adjustement	236	(37)
Balance as of the end of the period	$89,622	$90,737

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients and the consideration the Company is entitled to receive in exchange for those services is determined. The Company’s revenues are recorded net of any sales taxes.

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2025	2024
Aviation Security	$200,405	173,131
Other Aviation Related Services	39,472	35,678
Authentication Technology	15,563	24,750
Total revenue	$255,440	$233,559

The following table presents the Company’s revenue generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Period ended June 30,
	2025		2024
Germany	$75,725	29.6%	$57,384	24.6%
United States	45,833	17.9%	48,763	20.9%
The Netherlands	54,335	21.3%	53,619	23.0%
Spain	60,405	23.6%	54,902	23.5%
Other countries	19,142	7.5%	18,891	8.1%
Total revenues	$255,440	100.0%	$233,559	100.0%

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues as of June 30, 2025 and December 31, 2024 were $4,134 and $3,527, respectively shown as part of the accrued expenses and other current liabilities. Revenue recognized for the periods ended June 30, 2025 and 2024 that was included in the deferred revenue at the beginning of each period was $3,527 and $4,938, respectively.

NOTE 11 – GOVERNMENTAL SUPPORT

In the Netherlands, in order to assist Dutch companies to handle the COVID 19 challenges, wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and have to be paid in 60 monthly installments beginning October 2022. From January 1, 2024 the debt incurs annual interest of 4%. As of June 30, 2025 and December 31, 2024 and 2023, the Company accumulated debt of €14,924 and €18,245 ($17,516 and $18,984 as of June 30, 2025 and December 31, 2024), respectively, to the Dutch tax authorities, of which €2,671 and €2,671 ($3,130 and $2,779 as of June 30, 2025 and December 31, 2024) is presented in VAT payable,  €3,971 and €3,971 ($4,654 and $4,132 as of June 30, 2025 and December 31, 2024) is presented in income tax and other taxes payable and €8,282 and €11,603 ($9,707 and $12,073 as of June 30, 2025 and December 31, 2024) are presented as other liabilities.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of June 30, 2025, and December 31, 2024, the Company has $3,144 and $2,878 in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

As of June 30, 2025 and December 31, 2024, the Company has a commercial guarantee of €1,700 and €1,700 ($1,992 and $1,868), respectively which is not secured by restricted cash or deposits provided to customer. The guarantee is part of an agreement between the Company and one of its customers in order to guarantee the performance and quality of the services provided to that customers.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Inquiry Proceedings

In June 2021, a minority shareholder initiated proceedings by requesting the Enterprise Chamber of the Amsterdam Court of Appeal to order an inquiry into seven aspects of the policy and affairs of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years 2020 and 2019. In June 2022, the Enterprise Chamber rendered its judgment and (i) it accepted the Company’s defense on all items except two and ordered an investigation into those two aspects of the policy and affairs of the Company, being (a) the issuance of shares to directors and certain employees at USD 0.40 in May 2019 and (b) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019, and (ii) appointed an investigator for this purpose.

Following the filing of the investigation report with the Enterprise Chamber in November 2023, the minority shareholder filed three new requests with the Enterprise Chamber, including a request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company. Each of these requests was dismissed in full.

As part of the above procedures the Company committed in 2023 to repurchase the shares issued under the May 2019 issuance for $1,518 - the same price they were issued, thereby undoing the issuance. A corresponding reduction to the shareholders deficit was recorded. The Company finalized the repurchase process of those shares in August 2025, as soon as the financials of the Company allowed it according to Dutch law. In order to achieve this goal, in December 2024 the Company initiated a reduction of the Company’s issued share capital by reducing the nominal value of each of the shares in the Company from EUR 0.45 to EUR 0.01 per share in order to be able to purchase the shares. Consequently, the authorized capital of the Company was reduced to a total of EUR 1,500 resulting in a decrease of $18,760 in common stock and increase of the same amount in additional paid-in capital. The nominal value per share has been reduced as referred to in Section 2:99 paragraph 1 of the Dutch Civil Code without repayment to the shareholders. The Company concluded that the capital reduction did not result a value transfer to or from the shareholders. The Company recorded such capital reduction by a corresponding reduction in the common stock and an increase to additional paid-in capital.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 12 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Inquiry Proceedings (continued)

In February 2025, the minority shareholder appealed the Enterprise Chamber’s judgment on its request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company to the Dutch Supreme Court. The appeal proceedings are currently pending.

Inquiry proceedings revolve around corporate governance disputes and no formal liability can be established or damages can be claimed in such proceedings.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,516 as of June 30, 2025).

NOTE 13 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The airport security segment includes the I-SEC International group. The airport security segment provides security services primarily to airlines and airport authorities in Europe.  The other aviation related services segments include Huntleigh USA. The other aviation related services segment provides various services to airlines within airports in the United States of America. The authentication technology represents the AU10TIX Technologies group. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America. Our operating segments are the same as our reportable segments.

Our Managing Director and CFO is our chief operating decision maker (CODM), who is the highest level of management responsible for assessing the Company’s overall performance. The CODM allocates resources to and assesses the performance of each operating segment using information about the operating segment's revenue and income (loss) from operations. Our CODM does not evaluate operating segments using asset or liability information.

The CODM considers monthly results and uses that information when making decisions about the allocation of operating and capital resources to each segment. The CODM is regularly provided with disaggregates expense information at the segment level which includes the corporate expenses, which are included in ‘other segment items’ in the following tables reconciliation purposes.

Revenue and costs and expenses are directly attributed to the segments they belong. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 13 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Beginning in 2024 annual reporting, we adopted ASU 2023-07 retrospectively. The following table sets forth our segment information of revenue, expenses, net income (loss), goodwill and total assets:

			Other Aviation	Authentication
	Corporate	Airport Security	Services	Technology	Total
Six months ended June 30, 2025:
Revenue	$-	$200,405	$39,472	$15,563	$255,440
Depreciation and amortization	52	386	175	493	1,106
Interest income (expenses)	303	(550)	(16)	854	591
Corporate income tax benefit (expense)	-	(168)	-	609	441
Net income (loss)	(1,978)	(3,173)	98	(4,390)	(9,443)
Total assets	$11,603	$90,161	$23,015	$63,660	$188,439

Six months ended June 30, 2024:
Revenue	$-	$173,131	$35,678	$24,750	$233,559
Depreciation and amortization	10	576	121	492	1,199
Interest income (expenses)	218	(518)	(20)	1,416	1,096
Corporate income tax benefit (expense)	-	(41)	-	(308)	(349)
Net income (loss)	(1,735)	(2,014)	(2,005)	1,472	(4,282)
Total assets	$14,899	$88,411	$19,143	$79,021	$201,474

NOTE 14 – SUBSEQUENT EVENTS

In November, 2025, following a tender carried out by Schiphol Airport, the Company was notified that it will continue providing airport security services at Schiphol Airport for a period of up to ten years, starting in 2026. Following the tender, a new organizational structure will be implemented. A joint venture will be established with Schiphol holding a 25% of the voting rights and the Company holding a 75% of the joint venture while Schiphol will not be entitled to profits from the joint venture.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

The following table summarizes certain statement of operations data for the Company for the periods ended June 30, 2025, 2024, 2023, 2022 and 2021:

	U.S. Dollars in Thousands
	Period ended June 30,
	2025	2024	2023	2022	2021

Revenue	$255,440	$233,559	$204,408	$156,011	$154,419
Cost of revenue	228,004	199,229	170,705	119,095	93,260
GROSS PROFIT	27,436	34,330	33,703	36,916	61,159
Operating expenses:
Research and development	6,954	7,173	6,533	6,607	5,545
Selling, general and administrative	30,984	32,188	28,612	27,912	22,915
Total operating expenses	37,938	39,361	35,145	34,519	28,460
OPERATING INCOME (LOSS)	(10,502)	(5,031)	(1,442)	2,397	32,699
Equity Income (loss) from investment in affiliate		-	-	(93)	(447)
Other income, net	618	1,098	727	65	96
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(9,884)	(3,933)	(715)	2,369	32,156
Income tax expenses (income)	(441)	349	625	2,414	3,215
NET INCOME (LOSS)	(9,443)	(4,282)	(1,340)	(45)	28,941
Net income (loss) attributable to non-controlling interests	(1,364)	459	1,000	(52)	6,273
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(8,079)	$(4,741)	$(2,340)	$7	$22,668

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE

Net Income (loss)	$(0.22)	$(0.13)	$(0.06)	$-	$0.34
Basic weighted average number of shares	37,433,333	37,433,333	37,433,333	37,433,333	37,433,333

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Net Income (loss)	$(0.22)	$(0.13)	$(0.06)	$-	$0.31
Diluted weighted average number of shares	37,433,333	37,433,333	37,433,333	40,108,529	40,231,313

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

The Company’s business plan projects income from operations and positive cash flows from operations. The Company is also seeking to increase its liquidity by obtaining new lines of credit or factoring agreements for its operations in Europe. There can be no assurance that management will be successful in achieving its business plan or increasing its liquidity.

Revenue

Total revenue increased from $233.6 million in the first six months of 2024 to $255.4 million in the first six months of 2025.

Revenue generated in Germany was $75.7 million in the first six months of 2025 compared to $57.4 million in the parallel period of 2024. The main increase relates to services provided according to new contracts in Germany compared to previous year.

Revenue generated in the Netherlands was $54.3 million in the first six months of 2025 compared to $53.6 million in the parallel period of 2024.

Revenue generated in Spain was $60.4 million in the first six months of 2025 compared to $54.9 million in the first six months of 2024. The increase in revenue was due to the company winning several new bids in Spain and increasing the services it provides to its current customers. The Company continued to extend its operations in Spain in the last few years as part of its strategy for growth in the Aviation security segment.

Revenue generated in the United States of America was $45.8 million in the first six months of 2025, compared to $48.8 million in the parallel period of 2024. Services provided by the Other Aviation Services segment to its customers in the United States of America increased during the first six months of 2025 compared to the parallel period of 2024 due to the increase in services provided to clients and increase of minimum wage rates in few states in the United States of America (which usually increase the billable rates as well as the labor costs of the Company). On the other hand, services in the United States provided by the Authentication Technology segment decreased during the first months of 2025 compared to the parallel period.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $19.2 million in the first six months of 2025 compared to $18.9 million in the first six months of 2024.

Cost of revenue

Cost of revenue for the period ended June 30, 2025 was $228.0 million or 89.3%, compared to $199.2 million or 85.3% of revenue in the first six months of 2024. Payroll and related costs comprise the majority of Cost of Revenue. Following the increase of revenue of the Airport Security and Other Aviation Services segments in 2025, cost of revenue increased accordingly. Due to changes in the composition of the demand, the productivity is being affected based on the requests of the customers. Additionally, changes in sickness rate, over time paid to employees and terms of the contracts signed with the customers affect the Cost of Revenue as well. In addition, as cost of revenue of the Authentication Technology segment is materially lower than in the other segments, the decrease in the authentication technology revenue added to the increase of the cost of revenue percentage.

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2025 were $7.0 million (2.7% as percentage of revenue) compared to $7.2 million (3.1% as percentage of revenue) for the first six months of 2024. R&D expenses are related to the Authentication Technology segment. Even though the revenues of the Authentication Technology decreased during the first six months of 2025 compared to the parallel period in 2024, the Company still maintained stable R&D costs in order to ensure the Company’s technology continues improving and fulfills the market needs.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)
Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $31.0 million for the period ended June 30, 2025 (12.1% as percentage of revenue) compared to $32.2 million (13.8% as percentage of revenue) for the first six months of 2024. The main decrease in SG&A expenses during the first six months of 2025 relates to decrease in SG&A costs accumulated in the Authentication Technology segment, following the decrease in this segment’s revenue and operations.

Other income, net

Other income, net mainly includes interest from / to banks and other institutions, exchange rate income (expense), capital gains (losses) and bank charges. Other income, net, was $0.6 million (0.2% as percentage of revenue) for the first six months of 2025 compared to $1.1 million (0.5% as percentage of revenue) for the comparable period ending June 30, 2024. The main change relates to interest income, net. In the first six months of 2025, the Company had $0.6 million income from interest compared to $1.1 million in the parallel period last year. The main reasons for the decrease in income from interest, net, relates to decrease in market interest rates, decrease in cash balances and increase of financing through third parties.

Income tax benefit (expense)

Income tax profit benefit for the period ended June 30, 2025 was $0.4 million. (0.2% as percentage of revenue) compared to expense of $(0.3) million (0.1% as percentage of revenue) in the comparable period of 2024. The tax income benefit (expense) both as of June 30, 2025 and 2024 relate mostly to the Authentication Technology segment. As in the first six months of 2025, this segment created losses, deferred taxes were recognized leading to income tax benefit compared to the parallel period in 2024 on which the segment was profitable and income tax expense was recognized.

Net Loss

As result of the above, the Company’s net loss amounted to $9.4 million (3.7% as percentage of revenue) for the first six months of 2025, compared to a net loss of $4.3 million (1.8% as percentage of revenue) for the comparable period of 2024.

Net income (loss) attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests totaled $0.5 million (0.2 % as a percentage of revenue) for the first six months of 2025 compared to $(1.4) million (0.5% as percentage of revenue) for the comparable period of 2024. The net income (loss) attributable to non-controlling interests relates to the non-controlling interests in the Authentication Technology segment.

Net loss attributable to ICTS International N.V.

Net loss attributable to ICTS International N.V. was $8.1 million (2.0% as a percentage of revenue) for the first six months of 2025, compared to net loss attributable to ICTS International N.V of $4.7 million (2.0% as a percentage of revenue) for the first six months of 2024.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich
Alon Raich, Managing Director and Chief Financial Officer

By: /s/ Gil Atzmon
Gil Atzmon, Managing Director

Dated: December 4, 2025